O L Y M P U S PACIFIC MINERALS INC.

17th July, 2007

Via Email

Mr. Paul Seton

Zedex Minerals Limited

Dear Paul:

Re: FRAMEWORK OF LAOS AND CAMBODIA JOINT VENTURE AGREEMENT

Outlined below are the framework terms for the discussed Joint Venture (JV) between Olympus Pacific Minerals Inc. (OYM) and Zedex Minerals Ltd. (Zedex) covering the countries of Laos and Cambodia.

The intensions of the parties as set out in this letter are subject to a formal, binding agreement being drawn up and executed by the parties.

General Comments

The JV agreement we are outlining is to define the working relationship that OYM & Zedex are considering for Laos and Cambodia. The agreement would cover specific areas/properties which have been identified by OYM and/or Zedex as prospective.

All selected/acquired properties would be presented to the other party along with the initial planned work plan and budget. The other party would have 30 days to decide whether they would like to JV in the area/property. The JV would be formed at this time. If declined by the other party, the initiating party would be free to proceed alone. Subsequent properties identified will have new JVs formed under the same terms.

It is recognized that areas may be recommended and work programs implemented before submitting a license application or having land title. This would allow regional field work in identified areas to be completed, under the JV, to validate/enhance the target environment and also permit a more focused sized application to be submitted.

Framework Terms

A.	The area of Interest is the countries of Laos and Cambodia.
B.

When a property is acquired, the initiating party would have the right to a 51% interest in the property and the non-initiating party the remaining available interest after potential interests to local, provincial or national governmental entities.

C.

The specific area/property would be presented to the non-initiating party along with the initial planned work plan and budget. The non-initiating party would have 30 days to decide whether they would like to JV in the area/property. The JV would be formed at this time. If declined by the non-initiating party, the initiating party would be free to proceed alone.

D.	Historic expenditure up to present by both parties will be calculated and reconciled on a pro-

Suite 500 10 King Street East. Toronto, Ontario M5C 1C3

Telephone 416 572 2525* Fax 416 572 4202 *Toll Free 888 902 5522

rata basis. Future expenditures under the proposed JV agreement would be proportionate to the party’s interest.

E.	The initiating party will have the right to be Operator.
•	As long as the initiating party has an equal or majority interest, it will remain as Operator
•	The Operator will be entitled to charge a management fee on all approved J.V. expenditures based on the following work phases as below:
•	Exploration Phase- 10% on all approved JV expenditures.
•	Capital Equipment / Construction Phase- 2% of all approved JV expenditures.
•	Production Phase- 3% on all approved JV expenditures
•	It is recognized that JV work programs on a single property could encompass all three phase types at a time.
•

All decisions of the JV Management Committee with respect to the JV will be decided by a simple majority vote with each Party having a vote equal to its interest at the time. In the event of a deadlock or a Participant exercising its objection rights, provisions outlined in clauses I and 2 of Appendix A would apply.

F.	Work Plans/Budgets and Contributions
•	Proposed Programs and Budgets will be submitted on a six month basis by the Operator at least one month prior to the commencement of the expenditure period.
•

Based on the approved 6 month Work Plan and Budget, the Operator will submit a forecasted quarterly budget. The other Party’s share of funding will be submitted to the Operator on a quarterly basis in advance of the forecasted quarterly expenditure.

G.	First Right of Refusal
•

If a party has a third party offer for any interest in the JV, the other party has the first right of refusal to match the third party offer within 60 days of being given written notice. Written notice will include the complete terms of the third party offer.

H.	Drag Along & Tag Alone Rights
•	The Operator has the right to include both parties’ interests in a sale to a third party (Drag Along Right).
•	The Operator has the obligation to include both parties’ interest in a potential transaction (Tag Along Right).
•	The above two bullet points will in no way affect the First Rights of Refusal of either party as outlined in item F.
I.	JV agreement will be governed by the laws of Ontario.
J.	The Operator will draft the JV Agreement. The cost of this will be shared based on a party’s interest in the property.
K.	Dilution

Exploration Phase

First Year: If either party declines or fails to participate/contribute to the funding for either of the first two 6 month approved work programs and budgets on a specific property, then the non-defaulting party has the right to buy out the defaulting party for

Suite 500 10 King Street East. Toronto, Ontario M5C 2C3

Telephone 416 572 2525* Fax 416 572 4202 *Toll Free 888 902 5522

the equal amount contributed to date by the defaulting party within a period of 6 months.

•	After the first year then either party that declines or fails to participate/contribute to a single 6 month approved work program and budget on a specific property, will dilute pro rata.
•

If a party declines or fails to participate/contribute to a second (or greater number) of approved 6 month work programs and budgets subsequent to the first year, then that party’s rights to participate in future work plans and budgets is lost and

a.	The party is automatically diluted pro rata. If a party dilutes to an interest less than 10% during the exploration phase, then that party’s interest is converted to a Net Profit Interest (NPI);
b.

The other party can at its own discretion and within a period of 6 months buy out the defaulting party’s interest or NPI for cash or scrip equal to the defaulting party’s actual expenditures on the property.

Construction-Production Phase

•	(Similar to Phuoc Son) If either party declines or fails to participate/contribute to an approved work plan and budget on a specific property, then
a.

The party is automatically diluted pro rata. If a party dilutes to an interest less than 10% during the construction-production phase, then that party’s interest is converted to a Net Profit Interest (NPI);

b.

The other party can at its own discretion and within a period of 6 months buy out the defaulting party’s interest or NPI for cash or scrip equal to the defaulting party’s actual expenditures on the property or equal to 80% of the fair market value as determined by an independent valuation - whichever the greater.

Determination of NPI percentage

A party’s NPI will be determined at the time the project is commissioned. The NPI will equal 50% of, the percentage interest that party’s expenditures represent compared to the total expenditures of the project (Exploration & Construction), to a maximum of 5%.

%NPI =50% of	[	Diluted Party expenditures	X 100	]
Total Project Expenditures

Rights under Default

If a party is in default of funding, it will have 30 days from receipt of notice from the operator to rectify said default. If the default is rectified with this period then the dilution clauses will not apply.

Suite 500 10 King Street East. Toronto, Ontario M5C 3C3

Telephone 416 572 2525* Fax 416 572 4202 *Toll Free 888 902 5522

If you agree that the above basic terms accurately outline the framework of the proposed Joint Venture between Olympus Pacific Minerals Inc. (OYM) and Zedex Minerals Ltd. (Zedex) covering the countries of Laos and Cambodia, please sign in the space provided below.

Yours truly,

Signed

Colin Patterson Olympus Pacific Minerals Inc. CEO

Agreed to this 17th day of July, 2007

Signed

Paul Seton Zedex Minerals Ltd. Managing Director

Suite 500 10 King Street East. Toronto, Ontario M5C 4C3

Telephone 416 572 2525* Fax 416 572 4202 *Toll Free 888 902 5522

Appendix A

JV Management Committee Review, Approval, Deadlock & Objection Provisions

Review and Approval of Proposed Programs and Budgets

1.

Within 30 days of the submission of a proposed Program and Budget by the Operator to the Participants, the Operator will call a meeting of the Management Committee to consider the Proposed Program and Budget. The Management Committee will adopt the Program and Budget, with such modifications, if any, as it deems necessary, or reject the same and require a new submission from the Operator.

Deadlock & Objection Provisions

2a.

If the Management Committee fails to adopt a Program and Budget proposed by the Operator (the Operator’s Program”) by the date which is the first day of the Budgetary Period to which the Operator’s Program relates because the votes of the respective members of the Management Committee are deadlocked or a Participant exercises it’s “Objection Rights” as outlined in 2b, with respect to the adoption of the Operator’s Program, each Participant (including the Operator) will be entitled, but not obliged to submit to the Management Committee, within ten Business Days an alternate Program and Budget for the same Budgetary Period (“Alternate Program”). The Management Committee will, as soon a practicable thereafter, consider the Alternate Programs and may approve one such Alternate Program as an adopted Program and Budget. If the Management Committee remains deadlocked with respect to all Alternate Programs, the Management Committee will appoint a panel of independent geologists (“Panel”) consisting of one representative of those Participants who vote to adopt the Operator’s Program, one representatives of those Participants who objected or voted against the adoption of the Operator’s Program and a third person appointed by the Participant’s representatives. The Panel will review the Operator’s Program and each Alternate Program and, based upon an objective exercise of business judgment in accordance with generally accepting mining industry practice, will recommend the adoption of one such Program and the Program recommended by the Panel will be deemed to be a Program and Budget adopted by the Management Committee. The costs of the Panel will be borne by the Participants in proportion to their Interests, unless art “Objection Right” was exercised by a Participant. If none of the Participants propose an Alternate Program, the Operator’s Program will be deemed to be an adopted Program and Budget notwithstanding any prior deadlock with respect thereto.

2b.

For so long as Zedex and Olympus hold at least a 70% in the property, a Participant holding greater than 25% interest (“Objector”) has Objection Rights with respect to the Program and Budget proposed by the Operator. Unless the Objector’s Alternative Program is recommended by the Panel as outlined item 2a, an Objector may not avail itself of this process again in the same budgetary year. The costs of the Panel formed due an Objection Right being exercised, will be borne by the Participants equally. If none of the Participants propose an Alternate Program, the Operator’s Program will be deemed to be an adopted Program and Budget.

Suite 500 10 King Street East. Toronto, Ontario M5C 5C3

Telephone 416 572 2525* Fax 416 572 4202 *Toll Free 888 902 5522